Exhibit 100.0

NICE Recognized as Global Market Share Leader for Speech Analytics

NICE's solutions account for the largest share of contact center seats – almost twice as many as its nearest competitor – using speech analytics

Hoboken, N.J., October 25, 2017 – NICE (Nasdaq:NICE) today announced that it has been recognized by DMG Consulting LLC, a leading research and consulting firm, as the clear market share leader for speech analytics. In a new report, NICE was noted for holding nearly half of the total market and the largest share of contact center seats.

DMG Consulting's 2017-2018 Speech Analytics Product and Market Report stated that NICE speech analytics solutions accounted for 45.4 percent of the market. This represents over 2.3 million seats – nearly twice as many as its nearest competitor. Moreover, in the space of 12 months NICE provided solutions for over 158,000 additional seats. Commenting on the market share data, DMG Consulting said it demonstrated the "dominance of NICE, the clear speech analytics leader."

According to the report, "There is great momentum in the speech analytics market…." However, assessing data from the past seven years, DMG Consulting notes that the market is also "highly competitive, with many vendors fighting to win new customers and seats." NICE, highlighted in the report as one of only two "clear market leaders" throughout that period, is shown to have maintained its market share position. For example, DMG analysts reported that the company was responsible for over 47 percent of all speech analytics seats in 2016, after acquiring Nexidia.

Contributing to the leading position NICE holds is its scalable, integrated and omnichannel offering. As a comprehensive solution, powered by artificial intelligence, the solution draws on a vast amount of interaction data from phone calls, web chats, customer surveys and more to generate faster and more accurate customer insights.

Miki Migdal, President of the NICE Enterprise Product group, commented on the DMG report, saying, "The results highlighted in the DMG Consulting report reflect our continuing leadership in bringing analytics with no limits to our clients. Our solutions navigate the complexities of modern customer interactions, extract implicit feedback across multiple channels, and draw actionable insights from all customer touchpoints. This is thanks to the artificial intelligence technology underpinning NICE's next generation analytics, which leverages neural networks and natural language processing across 100 percent of calls to become progressively more capable of identifying the drivers of customer satisfaction. There's no more powerful way to get to know customers, and make decisions that improve both their journey and our clients' success."

The 2017-2018 Speech Analytics Product and Market Report is DMG Consulting's twelfth annual report on the sector, which focuses primarily on contact center uses of speech analytics. The report's in-depth analysis provides a comprehensive picture and analysis of the market, its competitive landscape, current innovations, pricing, trends and challenges.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.